Exhibit 4.2

DESCRIPTION OF CERTAIN OF REGISTRANT’S SECURITIES

General

The following is a summary of information concerning the capital stock of GlycoMimetics, Inc. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our amended and restated certificate of incorporation (our “restated certificate”) and amended and restated bylaws (our “restated bylaws”), and are entirely qualified by these documents.

Authorized Capital Stock

Our restated certificate authorizes us to issue up to 150,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. Our board of directors may establish the rights and preferences of the preferred stock from time to time.

Description of Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under the restated certificate and our restated bylaws, our stockholders do not have cumulative voting rights. Because of this, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then-outstanding shares of preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Description of Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock.

In connection with the proposed merger between us and Crescent Biopharma, Inc., our board of directors is expected to designate shares of our preferred stock, to be designated as the Series A Preferred Stock.

Holders of the Series A Preferred Stock will be entitled to receive dividends equal to, on an as-if-converted-to-our common stock basis, and in the same form as dividends actually paid on shares of our common stock. Except as otherwise required by law, the Series A Preferred Stock will not have voting rights. However, as long as any shares of Series A Preferred Stock are outstanding, we will not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series A Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the s Series A Preferred Stock, (b) alter or amend the certificate of designation of the Series A Preferred Stock, (c) amend our restate certificate or restated bylaws in any manner that adversely affects any rights of the holders of the Series A Preferred Stock, (d) file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of Preferred Stock (as defined in the certificate of designation for the Series A Preferred Stock), if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series A Preferred Stock, (e) issue further shares of the Series A Preferred Stock or increase or decrease (other than by conversion) the number of authorized shares of the Series A Preferred Stock, (f) at any time while at least 30% of the originally issued Series A Preferred Stock remains issued and outstanding, consummate either (A) a Fundamental Transaction (as defined in the certificate of designation of the Series A Preferred Stock) or (B) any merger or consolidation or other business combination in which our stockholders immediately before such transaction do not hold at least a majority of our capital stock immediately after such transaction, (g) increase the authorized number of directors constituting our board of directors or change the number of votes entitled to be cast by any director or directors on any matter or (h) enter into any agreement with respect to any of the foregoing. The Series A Preferred Stock will not have a preference upon our liquidation, dissolution or winding-up.

At all times when at least 30% of the originally issued Series A Preferred Stock will remain issued and outstanding, (i) the holders of Series A Preferred Stock, exclusively and voting together as a separate class on an as-converted to common stock basis, shall be entitled to elect two (2) directors (the “Preferred Directors”); and (ii) the holders of our common stock and of any other class or series of voting stock (including the Series A Preferred Stock), exclusively and voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect the balance of the total number of directors. Any Preferred Director may be removed without cause only by the affirmative vote of the holders of a majority of the Series A Preferred Stock. Each Preferred Director shall be entitled to three (3) votes on each matter presented to our board of directors.

Subject to certain limitations and the completion of certain steps in connection with the proposed merger with Crescent, each share of Series A Preferred Stock then outstanding shall be convertible, at any time and from time to time, at the option of the holder of the Series A Preferred Stock, into a number of shares equal to 1,000 shares of common stock.

Anti-Takeover Provisions

Our restated certificate provides for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding are able to elect all of our directors. The restated certificate and the restated bylaws also provide that directors may be removed by the stockholders only for cause upon the vote of 66 2/3% or more of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

The restated certificate and restated bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and eliminate the right of stockholders to act by written consent without a meeting. Our restated bylaws also provide that only our chairman of the board, chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

The restated bylaws provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and specify requirements as to the form and content of a stockholder’s notice.

The restated certificate and restated bylaws provide that the stockholders cannot amend many of the provisions described above except by a vote of 66 2/3% or more of our outstanding common stock.

The combination of these provisions makes it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

The restated certificate provides that the Court of Chancery of the State of Delaware will be the exclusive forum for:

●	any derivative action or proceeding brought on our behalf;
●	any action asserting a breach of fiduciary duty;
●	any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, the restated certificate or the restated bylaws; or
●	any action asserting a claim against us that is governed by the internal affairs doctrine.

The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our restated certificate to be inapplicable or unenforceable in such action.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti (formerly known as the American Stock Transfer & Trust Company). The transfer agent’s address is 48 Wall Street, 23rd floor, New York, NY 10043.

Nasdaq Global Market Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “GLYC.”